tw telecom inc. 10475 Park Meadows Drive Littleton, CO 80124 T 303 566 1000 F 303 566 1282
June 7, 2012

VIA EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
Securities and Exchange Commission
Washington, D.C. 20549

Re:	tw telecom inc.
Form 8-K
Filed May 1, 2012
File No. 001-34243

Dear Mr. Spirgel:

I writing to confirm receipt of your letter dated June 1, 2012, addressed to our Executive Vice President and Chief Financial Officer, Mark A. Peters, in which you provided us the comments of the staff of the Securities and Exchange Commission on the tw telecom inc. filing referenced above.

Pursuant to a telephone conversation on June 5, 2012 with Leigh Ann Schultz, we would like additional time beyond June 15, 2012 to respond to the comments. We expect to deliver our response on or before Friday, June 29, 2012. This letter confirms Ms. Schultz's agreement with such extension.

If you have any questions, please call me at (303) 566-1000.

Sincerely,

/s/ Tina Davis
Tina Davis
Senior Vice President and
Deputy General Counsel